UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.   )*

Immunocore Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

45258D105**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 10, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 12 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing one Ordinary Share

CUSIP No. 45258D105	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,352,357 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,352,357 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,352,357 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 2,520,730 Ordinary Shares (“Ordinary Shares”) of Immunocore Holdings plc (the “Issuer”) that are represented by 2,520,730 American Depositary Shares (“ADS”) and 831,627 Ordinary Shares issuable upon the conversion of 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,786,088 Ordinary Shares of the Issuer outstanding as of February 9, 2021, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 25, 2021, which amount includes the 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) held by the Funds (as defined below).

CUSIP No. 45258D105	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,352,357 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,352,357 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,352,357 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 2,520,730 Ordinary Shares of the Issuer that are represented by 2,520,730 ADS and 831,627 Ordinary Shares issuable upon the conversion of 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,786,088 Ordinary Shares of the Issuer outstanding as of February 9, 2021, as reported in the Issuer’s Form 20-F filed with the SEC on March 25, 2021, which amount includes the 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) held by the Funds (as defined below).

CUSIP No. 45258D105	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,352,357 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,352,357 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,352,357 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,520,730 Ordinary Shares of the Issuer that are represented by 2,520,730 ADS and 831,627 Ordinary Shares issuable upon the conversion of 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,786,088 Ordinary Shares of the Issuer outstanding as of February 9, 2021, as reported in the Issuer’s Form 20-F filed with the SEC on March 25, 2021, which amount includes the 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) held by the Funds (as defined below).

CUSIP No. 45258D105	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,352,357 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,352,357 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,352,357 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,520,730 Ordinary Shares of the Issuer that are represented by 2,520,730 ADS and 831,627 Ordinary Shares issuable upon the conversion of 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,786,088 Ordinary Shares of the Issuer outstanding as of February 9, 2021, as reported in the Issuer’s Form 20-F filed with the SEC on March 25, 2021, which amount includes the 831,627 Non-Voting Ordinary Shares (as defined in Item 5 and subject to the limitations as described therein) held by the Funds (as defined below).

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares, nominal value £0.002 per share (“Ordinary Shares”) of Immunocore Holdings plc (the “Issuer”), a public limited company organized under the laws of England and Wales. The address of the principal executive offices of the Issuer is 92 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as the Adviser’s general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and, together with 667, the “Funds”), with the working capital of the Funds both in transactions with underwriters in the initial public offering of the Issuer and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds is approximately $78,942,338.

Item 4.	Purpose of the Transaction.

The Funds acquired 1,663,255 Ordinary Shares, comprising 1,663,255 Ordinary Shares represented by 831,628 ADS and 831,627 Non-Voting Ordinary Shares (as defined below) that were issued upon conversion of 55,884 Series A Preferred Shares of the Issuer, 274,574 Series C Preferred Shares of the Issuer and 2,193 pre initial public offering Ordinary Shares of the Issuer in connection with the Issuer’s initial public offering (“IPO”) of its American Depository Shares (“ADS”). In addition the Funds purchased 1,689,102 ADS at a price to the public of $26.00 per share in the IPO.

Pursuant to a letter agreement between the Funds and the Issuer dated as of January 22, 2021 (the “Letter Agreement”), and as modified by a waiver agreement between the Issuer and the Funds dated February 3, 2021, beginning not earlier than 90 days following the consummation of the IPO and continuing until such time as the Funds no longer hold at least 75% of the 1,663,255 Ordinary Shares, represented by 831,628 ADS and 831,627 Non-Voting Ordinary Shares (as defined below), that were issued upon conversion of 55,884 Series A Preferred Shares of the Issuer, 274,574 Series C Preferred Shares of the Issuer and 2,193 pre initial public offering Ordinary Shares of the Issuer in connection with the IPO, the Issuer shall, at any time that a representative of the Funds is not serving on the Issuer’s Board of Directors (the “Board”), either, at the Funds’ election: (1) recommend that its shareholders vote in favor of any resolution of the shareholders proposed at an annual general meeting of the Issuer to elect or re-elect a representative of the Funds as a director of the Issuer; or (2) invite a representative of the Funds to attend all meetings of the Board in a nonvoting observer capacity and give such representative copies of all notices, minutes, consents, and other material that it provides to its directors.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the description of the Letter Agreement in Item 6 of this Schedule 13D and the full text of the Letter Agreement, which is filed as Exhibit 99.4 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares, ADS, or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Ordinary Shares (as defined in Item 5 below)) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 is incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares represented by ADS directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Ordinary Shares that may be acquired upon exercise of non-voting Ordinary Shares (“Non-Voting Ordinary Shares”), subject to the limitation on exercise described below.

		Non-Voting
Name	Ordinary Shares	Ordinary Shares
667, L.P.	186,127	62,087
Baker Brothers Life Sciences, L.P.	2,334,603	769,540
Total	2,520,730	831,627

The Non-Voting Ordinary Shares are only convertible on a 1-for-1 basis into Ordinary Shares to the extent that after giving effect to such conversion the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 9.99% of the outstanding Ordinary Shares (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.9%. Pursuant to a letter agreement dated February 15, 2021 (the “Beneficial Ownership Letter Agreement”), between the Issuer and the Funds, as further described in Item 6 below, the Funds waived their ability to seek, and the Issuer agreed that it would not accept, any purported increase in the Beneficial Ownership Limitation that the Funds attempt to effectuate on fewer than 61 days’ prior written notice to the Issuer. As a result of this restriction, the number of Ordinary Shares that may be issued upon conversion of the Non-Voting Ordinary Shares by the above holders may change depending upon changes in the outstanding Ordinary Shares.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information in Item 4 is incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

IPO Lock-Up Agreement

Pursuant to a lock-up agreement dated January 8, 2021 (the “IPO Lock-Up Agreement”), each of the Funds agreed that, without the prior written consent of Goldman Sachs & Co., J.P. Morgan Securities LLC, and Jeffries LLC (the “Representatives”), they will not, from January 8, 2021 and continuing until 180 days after the date of the final prospectus relating to the Issuer’s IPO: (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of the Issuer’s Ordinary Shares or ADS (collectively, the “Equity Securities”), or any options, warrants or other rights to purchase any Equity Securities, or any securities convertible into, exchangeable for or that represent the right to receive Equity Securities (such options, warrants or other securities, collectively, “Derivative Instruments”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Equity Securities or Derivative Instruments, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, subject to various exceptions and limitations.

The foregoing description of the IPO Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IPO Lock-Up Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Shareholders’ Agreement Dated January 22, 2021

The Funds, together with various other holders of the Issuer’s securities and the Issuer, are signatories to a Shareholders’ Agreement dated January 22, 2021 (the “SHA”). Notwithstanding the consummation of the Issuer’s IPO, the SHA confers on certain holders of the Issuer’s securities, including the Funds, registration rights as follows:

•

Demand Registration on Form S-1: If, at any time following 180 days after the effective date of the Issuer’s IPO registration statement, the Issuer receives a request from the holders of at least 30% of the Issuer’s Ordinary Shares issuable or issued upon conversion of certain securities (the “Registrable Securities”) then outstanding that the Issuer file a Form S-1 (or equivalent) registration statement with respect to at least 25% of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate proceeds would exceed $10 million), then the Issuer is generally obligated to file a Form S-1 (or equivalent) registration statement covering all Registrable Securities that such initiating holders requested to be registered and any additional Registrable Securities requested to be included in such registration by other holders, provided that the Issuer shall not be obligated to file more than two such registrations.

•

Demand Registration on Form S-3: If, at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from the holders of at least 20% of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement (or equivalent) with respect to outstanding Registrable Securities of such holders having an anticipated net proceeds of at least $5 million, then the Issuer shall file a Form S-3 registration statement covering all Registrable Securities requested to be included in such registration by any other holders, provided that the Issuer shall not be obligated to effect more than two such registrations within a twelve (12) month period.

•	Piggyback Registration: Each holder is also entitled to certain piggyback registration rights pursuant to which if the Issuer proposes to register certain securities in connection with the public offering of such securities, the Issuer shall cause to be registered all of the Registrable Securities that each such holder has requested to be included in such registration, subject, in the case of an underwritten offering, to customary reductions by the underwriter.

The foregoing description of the SHA does not purport to be complete and is qualified in its entirety by reference to the full text of the SHA, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Letter Agreement Dated January 22, 2021

Pursuant to the Funds’ Letter Agreement with the Issuer, as described in Item 4 above, the parties agreed to a variety of matters, among them:

Board & Observer Rights

Until such time as the Funds no longer hold at least 75% of the 1,372,870 Ordinary Shares, comprising 686,435 Ordinary Shares represented by 686,435 ADS and 686,435 Non-Voting Ordinary Shares, that were issued upon conversion of 27,457,400 Series C Preferred Shares of the Issuer in connection with the Issuer’s initial public offering, but, pursuant to a waiver dated February 3, 2021 by the Funds and the Adviser, beginning not earlier than 90 days following the consummation of the Issuer’s IPO, at any time that a representative of the Funds is not serving on the Board, the Issuer shall, at the Funds’ election, either: (1) recommend that its shareholders vote in favor of any resolution of the shareholders proposed at an annual general meeting of the Issuer to elect or re-elect a representative of the Funds as a director of the Issuer, or (2) invite a representative of the Funds to attend all meetings of the Board in a nonvoting observer capacity and give such representatives copies of all notices, minutes, consents, and other material that it provides to its directors; provided, however, that the Issuer reserves the right to exclude such representative from access to any material or meeting or portion thereof if the Issuer believes that such exclusion is reasonably necessary to preserve the attorney-client privilege.

Registration Rights

Any time after the expiration of the registration rights provided for in the SHA, as more fully described above, if so requested by the Funds, the Issuer will enter into a registration rights agreement with the Funds affording the Funds certain affiliate shelf registration rights.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Letter Agreement Regarding Beneficial Ownership Conversion Limitations Dated February 15, 2021

Pursuant to the Beneficial Ownership Letter Agreement, the Funds irrevocably waived any right to increase the Beneficial Ownership Limitation contained in the Articles of Association of the Issuer upon less than 61 days’ prior written notice to Issuer, and the Issuer acknowledged and agreed that it would disregard any such purported increase in the Beneficial Ownership Limitation that is effected by the Funds without 61 days’ prior written notice. The parties also agreed that, when determining the beneficial ownership of the Funds for these purposes, they would determine beneficial ownership in accordance with Regulation 13D-G, which provides for, among other things, the aggregation of holdings of affiliates and any member of a “group” within the meaning of Section 13(d) of the Exchange Act.

The foregoing description of the Beneficial Ownership Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Beneficial Ownership Letter Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	IPO Lock-Up Agreement by and among Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Jefferies LLC, 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of January 8, 2021.
99.3	Shareholders’ Agreement relating to Immunocore Holdings Limited, dated as of January 22, 2021.
99.4	Letter Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., and Immunocore Holdings Limited, dated as of January 22, 2021.
99.5	Letter Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., and Immunocore Holdings plc, dated as of February 15, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021

`

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker